Exhibit 99.(a)(1)(I)

Subject:	NewLink Genetics Corporation Offer to Exchange Eligible Options for New Options

To:	Eligible Holders

Date:	July 19, 2019
We are writing to inform you that NewLink Genetics Corporation ( “we”, “us” or “our”) has extended the period of its Offer to Exchange Eligible Options for New Options (referred to as the “Exchange Offer”) to 5:00 p.m. Eastern Time, Wednesday, July 31, 2019. Thus, all references to “July 19, 2019” in the Exchange Offer, as set forth in the “Offer to Exchange Eligible Options for New Options,” dated June 20, 2019 (the “Offering Documents”), that was filed with the U.S. Securities and Exchange Commission and can be accessed using the following link: https://www.sec.gov/Archives/edgar/data/1126234/000112623419000071/nlnk-20190620xsctoxi.htm, will instead be to “July 31, 2019”. All other terms and conditions of the Exchange Offer as set forth in the Offering Documents remain unchanged.

All documents, communications and questions regarding the Exchange Offer should be delivered to and received from our designated email account (the “Exchange Account”): option.exchange@linkp.com.

Please carefully read all of the Offering Documents before making any decisions regarding this Exchange Offer. This notice does not constitute an offer. The full terms of the Exchange Offer are described in the Schedule TO-I, as amended from time to time, and accompanying documents which you may access on our website at www.newlinkgenetics.com or through the SEC website at www.sec.gov. Capitalized terms not otherwise defined herein shall have the meaning set forth in the Offering Documents.